

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 7, 2011

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

**Re: BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement
Filed April 30, 2010
File No. 001-12830**

Dear Dr. West:

We have reviewed your December 17, 2010 and January 4, 2011 responses to our December 8, 2010 comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to the Consolidated Financial Statements

5. Royalty Obligations and Deferred License Fees, page 59

1. Please refer to prior comment two. Please refer us to the technical guidance upon which you based your decision to amortize deferred license fees over the economic lives of the related product lines, when they become available for sale to the general public, instead of over the useful lives of these intangible assets. In particular, explain how you applied guidance in ASC 350-30-35 in determining your accounting treatment. Also, explain how you will determine the amortization amount for a product line that becomes available for

sale to the general public, when other product lines are expected to be developed in the future from the same acquired technology.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant